12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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	Chicago	Paris
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January 13, 2012	Dubai	Rome
	Frankfurt	San Diego
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	Houston	Silicon Valley
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Securities and Exchange Commission	Milan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Karen Ubell, Staff Attorney
Joel Parker, Senior Staff Accountant
Tabatha Atkins, Staff Accountant

Re:	ChemoCentryx, Inc.
Registration Statement on Form S-1
Amendment No. 1 Filed November 18, 2011
Amendment No. 2 Filed January 6, 2012
Supplemental Pages Submitted January 12, 2012
File No. 333-177332

Dear Mr. Riedler:

As discussed with the Staff, we are filing this supplemental information via EDGAR on behalf of ChemoCentryx, Inc. (“ChemoCentryx” or the “Company”) with respect to the Registration Statement on Form S-1 referenced above (the “Registration Statement”), in order to provide additional disclosure to be included in the Registration Statement related to the preliminary price range for the offering previously provided orally to the Staff. Attached as Exhibit A hereto please find a marked copy of pages of the Registration Statement that have been revised to reflect such additional disclosure (the “Revised Pages”). The midpoint of the price range reflected on the Revised Pages reflects a preliminary, four-dollar, price range. Prior to filing its next amendment and printing its preliminary prospectuses, the Company intends to narrow this preliminary range, based on market conditions, to a traditional, two-dollar, price range that would fall within this preliminary range. The Revised Pages are marked to show changes against Amendment No. 2 filed on January 6, 2012 (“Amendment No. 2”).

With respect to the fair market value of the Company’s common stock at the time of its last stock option grants on November 9, 2011, the Company respectfully advises that Staff that it

January 13, 2012

believes that the $6.90 exercise price which it established for such stock options represents the fair market value of its common stock during such period for the reasons described on page 58 of Amendment No. 2. In addition, the Company respectfully suggests that this $6.90 exercise price has been validated as the fair market price of a share of its common stock during such period by the completion shortly thereafter of an arms’ length transaction between unrelated parties at the same price per share (which is described on page 58 of Amendment No. 2). Specifically, on November 18, 2011 Markus Cappel, the Company’s Chief Business Officer, sold 100,000 shares of his common stock to Thomas Oland, the Chief Executive Officer of Techne Corporation, at a price of $6.90 per share. Given Mr. Cappel’s role as the Company’s Chief Business Officer, the Company believes that it is reasonable to conclude that he was fully aware of all material facts with respect to the Company and the value of his shares at the time of this transaction. Similarly, given Techne Corporation’s status as one of the Company’s principal stockholders, the Company believes that it is also reasonable to conclude that Mr. Oland was also well informed with respect to the Company and the value of the Company’s common stock at the time of the transaction. In addition, given the size of this sale and the significance of this sum of money as a component of Mr. Cappel’s total net worth, the Company also believes that Mr. Cappel was fully motivated to obtain the maximum value for the shares he was selling. Given these factors, the Company believes that the transaction between Mr. Cappel and Mr. Oland provides a reliable valuation of the Company’s common stock during such period and respectfully suggests that it would not be reasonable to conclude that other unrelated third parties would have arrived at a higher price per share during that period in an arms’ length transaction.

On November 28, 2011, Glaxo Group Limited (GSK) exercised its option under the agreement to obtain an exclusive license for the further development and commercialization of CCX354, and two identified back-up compounds. As a result of GSK’s exercise of this option, the Company received an option exercise fee of $25 million and is eligible to receive up to $47.0 million in the aggregate for the filing of an NDA in the United States and comparable filings in other territories, up to $75.0 million in the aggregate for the regulatory approval of products for commercial sale in the United States and other territories and up to $125.0 million in sales milestones. Through the exercise of this option by GSK, the probability of the receipt of the above future milestones of $247.0 million has increased. In addition, GSK is obligated to pay the Company double-digit tiered percentage royalties with the potential to reach the mid teens on annual worldwide net sales. CCX354 is a drug candidate for the treatment of rheumatoid arthritis (“RA”), for which the Company believes there are limitations of current therapies and significant market potential for new drugs. As of 2006, more than two million Americans suffered from RA, according to a report by Data Monitor. According to The Pain Practitioner, Spring 2011 Pharmacologic Approaches to Rheumatoid Arthritis, annual treatment costs with biologic agents range from $13,000 to $30,000 per patient depending on the drug used and the dose administered.

*    *    *

January 13, 2012

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3959. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Michael E. Sullivan
Michael E. Sullivan of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas J. Schall, Ph.D., ChemoCentryx, Inc.
Susan M. Kanaya, ChemoCentryx, Inc.
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP
Thomas A. Edwards, Esq., Latham & Watkins LLP

January 13, 2012

Exhibit A

Revised Pages